

January 3, 2014

<u>Via E-mail</u>
Mr. Paul Francese, Chief Financial Officer
Summer Infant, Inc.
1275 Park East Drive
Woonsocket, RI 02895

      Re: **Summer Infant, Inc.**
             Form 10-K for the year ended December 31, 2012
             Filed March 13, 2013
             File No. 1-33346

Dear Mr. Francese:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ John Cash

                        John Cash
                        Branch Chief